Filed by Tableau Software, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following article by Le Monde Informatique on June 19, 2019 is being filed in connection with the acquisition of Tableau Software, Inc. by salesforce.com, inc.

Tableau adds encryption and governance to its platform

By: Maryse Gros

No program changes on Tableau’s conference after the announcement of its acquisition by Salesforce. The addition of technologies and functionalities will continue in order to build, around the data visualization software, a complete platform for data preparation and governance to be deployed securely in enterprise projects. Nevertheless, the Seattle-based editor reassures its customers: it keeps its name and its independence.

Just before the announcement of Tableau 2019.3 - which excited the attendance of users at the conference in Berlin - Tableau’s president and CEO, Adam Selipsky, reassured customers after the acquisition of the company by Salesforce.com. (Credit: LMI / MG)

Live from Berlin. The acquisition of Tableau for $15.7bn by Salesforce, announced just 8 days ago, does not disrupt the European conference of the data visualization tools editor currently being held in Berlin (June, 17th-19th). Out of more than 2,000 participants, the French delegation brings together about 200 people. In France, the editor counts among its big clients groups like La Poste, Schneider Electric, BNP Paribas, Auchan, EDF, Criteo, Blablacar or OVH.

Tableau’s offer has been greatly strengthened in recent months with the arrival of an in-memory column database engine (Hyper), data preparation tools (Prep and Conductor) and natural language query functions (Ask Data). The ambition to develop a complete platform - which will remain independent - continues with the McKinley project aimed to improve the reliability and scalability of deployments, with server monitoring tools across different environments and, on the security side, rest and retrieval data encryption planned for the 2019.3 version. Tableau has also tackled self-service governance with the development of Catalog, which will provide data lineage functions by the end of the year. Concerning querying data, after Ask Data, the Explain Data engine will help users understand trends occurring in the data.

“We will continue to make Tableau more intuitive for users working with data, with self-service and deployments in all formats,” said Adam Selipsky, President and CEO of Tableau. (Credit: LMI/MG)

In Berlin, the acquisition by Salesforce was not tackled right away during the plenary session. After an introduction on the importance of developing a culture of data in the company, Adam Selipsky, president and CEO of Tableau, wanted however to reassure customers, especially those who have engaged in critical projects based on the technology of the Seattle-based editor and who could now be concerned about having to question them. If the acquisition by Salesforce certainly opens a “new chapter” to accelerate the evolution of the platform, “Tableau will keep his name and continue to operate independently,” he said yesterday morning in Berlin. “I remain CEO and in many ways, everything continues as before, but the best of both worlds offers many opportunities.” It is still too early to say more. “There are a lot of things we do not know,” the CEO acknowledged, but wanted the audience to consider how much the artificial intelligence and machine learning capabilities developed by Salesforce within Einstein could offer Tableau. Visualization software is already popular among Salesforce users. The two editors’ engineering teams will work to create natively integrated experiences between their platforms. As for the sales teams, they have enormous opportunities to collaborate in the field, welcomes Adam Selipsky.

75 connectors to multiple data sources

The two US editors have many users in common, but there are also many customers they do not share yet, told us, during an interview, Edouard Beaucourt, Director France and Southern Europe of Tableau. “We are technology partners and in many cases Tableau is embedded within Salesforce applications.” The data visualization specialist already offers 75 connectors to import data from various sources and “one of our unique values is to be agnostic,” emphasizes Edouard Beaucourt.

In France, major public service institutions and banks were among the first customers of Tableau, soon joined by many start-ups and recently created companies such as Kapten or Happn. Over the past 18 months, a real take-off has also occurred in middle market companies, said Edouard Beaucourt, Director France and Southern Europe of Tableau. (Credit: LMI/MG)

In France, the editor’s largest customer remains BNP Paribas, closely followed by Schneider Electric with thousands of users. “More recently, Auchan has placed its strategic trust in us in a complicated context,” quotes the French director, explaining that the agnostic side of Tableau motivated the choice of the retailer who deployed the solution on two projects: “on the one hand with Google’s Big Query, on the other hand with Oracle’s Essbase, with the same ease for both to benefit from the data.” Auchan counts now 7,000 users of the analysis software among its executives (middle and top management) in 600 stores in France.

In order to integrate its offer, the French subsidiary of Tableau has teamed up with around twenty partners including Deloitte, Keyrus, B&D/OBS, Mydral, ActInVision and The Information Lab. When asked about how the software is used, Edouard Beaucourt pointed out that the product is available on-premise, under Windows, Linux or MacOS, that it is deployed in the three main public clouds (AWS, Azure, GCP) or that it can be consumed in SaaS mode on the Tableau Cloud (installed on AWS).

Blueprint, a guide and practices for a successful project

In Berlin, in addition to the many functional additions expected in version 2019.3, Tableau also emphasizes its actions that can help companies to develop a data culture. In this field, the editor has compiled Blueprint, a guide to help its customers through the successive stages of defining a strategy, setting up a project, deploying it, monitoring and maintaining it, in a context designed to extend its scope. Blueprint also covers training and good practices, as well as the project promotion dimension, user engagement and support, which are essential to create a framework conducive to community building. The editor has 86,000 corporate customers worldwide, including more than 15,000 in Europe.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE

SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.